



05037830

SECU........................SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3∂855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/04___ AND ENDING ___12/31/04___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith American Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5049 Broadway
_____
(No. and Street)

New York   NY
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer
_____
(Name – *if individual, state last, first, middle name*)

385 Route 24, Suite 3L	Chester,	NJ	07930
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Carlos P. Portes___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Zenith American Securities Corp.___, as of ___December 31,___, 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President___
Title

Zenaida Silva-Narvaez
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ZENITH AMERICAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ZENITH AMERICAN SECURITIES CORPORATION
TABLE OF CONTENTS

Independent Auditor's Report
December 31, 2004

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930

email: jlgcpa@bellatlantic.net   Tel.: (908) 879-7603   Fax: (908) 879-7429

To the Board of Directors and Stockholder of
Zenith American Securities Corporation

I have audited the accompanying statement of financial
condition of Zenith American Securities Corporation (the
"Company") as of December 31, 2004 and the related
statements of operations, cash flows and changes in
stockholder's equity for the year then ended, that you are
filing pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934. These financial statements are the
responsibility of the Company's management. My
responsibility is to express an opinion on these statements
based on my audit.

I conducted my audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that I plan and perform the audit to
obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles
used and significant estimates made by management, as well
as evaluating the overall financial statements
presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in
all material respects, the financial position of Zenith
American Securities Corporation at December 31, 2004, and
the results of its operation and its cash flow for the year
then ended in conformity with accounting principles
generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary schedules listed in the accompanying Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

January 24, 2005

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$	13,696
Due from Brokers		6,442
Property and Equipment, net of accumulated Depreciation and Amortization of ($20,995) (Note C)		0
Total	$	20,138

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities			
Accrued Liabilities		$	6,697
Total Liabilities			6,697
Stockholder's Equity			
Common Stock-No Par Value;			
Authorized 200 Shares;			
200 Shares Issued	$	5,000	
Retained Earnings		8,441	13,441
Total		$	20,138

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES

Net Commissions Earned	$	49,103
Interest Earned		68
Total Revenues		49,171

EXPENSES

Commissions Paid	368
Repairs and Maintenance	5,192
Professional Fees	8,285
Rent	14,500
Utilities and Telephone	10,783
Office Expense and Supplies	3,466
Insurance	1,786
Sales Expenses	3,127
Depreciation and Amortization	2,062
State and Local Income Taxes	1,253
Total Expenses	50,822

Net Income (Loss)	$	(1,651)

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Stockholder's Equity, Beginning	$	15,092
Net Income or (Loss) For The Year		(1,651)
Stockholder's Equity, Ending	$	13,441

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS-INDIRECT METHOD
YEAR ENDED DECMEBER 31, 2004

Operating Activities
  Net Income (Loss) For The Year $(1,651)
  Depreciation and Amortization   2,062
  Accrued Liabilities   (1,345)
  Due from Brokers   553
Total Operating Activities   (381)

Net (Decrease) In Cash   (381)

Cash and Cash Equivalents Beginning of Year   14,077

Cash and Cash Equivalents End of Year $13,696

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

A-ORGANIZATION

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company's sole activity consisted of sales of shares of open-end investment companies.

B-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The Company records income from securities' transactions on a trade-date basis.

(2) The Company has elected under the Internal Revenue Code and New York State tax code to be an "S" corporation. Any income or loss of the Company is reported by the individual stockholder on his personal income tax returns. Consequently, no provision is made by the Company for federal and New York State income taxes. New York City does not have comparable provisions in their tax code. Accrual for this tax has been provided for in the financial statements.

(3) The presentation of financial statements in Conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2004

(4) Cash and cash equivalents:
    Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

C-PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Office Equipment	$ 14,412	5
Leasehold Improvement	6,583	3
Total	20,995	
Less Accumulated Depreciation	20,995	
	$ 0	

D-NET CAPITAL REQUIREMENT

As a registered broker dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness as defined. As of December 31, 2004 the company had net capital of $13,441 which exceeds its requirements by $8,441.

ZENITH AMERICAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net Capital:
 Total Stockholder's Equity $ 13,441

Deductions and/or charges:
 Non Allowable assets from Statement of
 Financial Condition:
  Office Equipment, Net   <u>0</u>

Net Capital $ <u>13,441</u>

Net Capital Minimum Requirement $ <u>5,000</u>

Excess Net Capital $ <u>8,441</u>

Aggregate Indebtedness:
 Included in Statement of Financial Condition:
 Accrued Liabilities $ <u>6,697</u>

Total Aggregate Indebtedness $ <u>6,697</u>

There are no material differences between the amounts
presented above and the amounts reported in the Company's
FOCUS report as of December 31, 2004.

The Accompanying Notes are an Integral Part of the Financial
Statements.

ZENITH AMERICAN SECURITIES CORPORATION
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The Company was exempt from Rule 15c3-3 under Section
[k][1], which provides for such exemption due to the
limited nature of the business.

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930

email: jlgcpa@bellatlantic.net   Tel.: (908) 879-7603   Fax: (908) 879-7429

Report on Internal Controls

Zenith American Securities Corporation
New York, New York

In planning and performing my audit of the financial statements of Zenith American Securities Corporation for the year ended December 31, 2004, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Zenith American Securities Corporation that I considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company is exempt from 15c3-3 based on [k][1] limited business activities, which are solely mutual funds. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely fashion period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

January 24, 2005